Exhibit 99.1

TORM's 20-F US registration statement is effective

TORM's 20-F registration statement filed with the U.S. Securities and Exchange Commission (SEC) is now effective. This follows the completion of the 20-F registration review by the SEC and the expiration of the required public filing period.

At the first day of trading 11 December 2017, TORM's shareholders will have the opportunity to transfer and trade TORM's Class A common shares on both Nasdaq Copenhagen and the Nasdaq Stock Market in New York.

The purpose of a dual listing is to provide TORM's investors with the opportunity to trade their Class A common shares on a USD-denominated exchange and to improve the liquidity in TORM's Class A common shares over time. TORM believes that a dual listing will attract further investor interest and provide stronger visibility towards an international investor community, which will strengthen TORM's strategic and financial flexibility.

"We are pleased that we can provide our shareholders with the opportunity to trade their TORM shares on a USD-denominated exchange," says Executive Director Jacob Meldgaard.

Following the listing, TORM's Class A common shares will be listed for trading on both Nasdaq Copenhagen under the symbol "TRMD A" and the Nasdaq Stock Market in New York under the symbol "TRMD". No new TORM securities will be issued in connection with the listing.

Throughout December 2017, TORM will cover the cost incurred at the two share transfer agents VP Securities (in Denmark) and Computershare (in the US) for shareholders who wish to move their shares between the two exchanges.

Detailed information on the procedures to transfer shares between the two exchanges is available on www.torm.com.

CONTACT		TORM plc
Jacob Meldgaard, Executive Director, tel.:	+45 3917 9200	Birchin Court, 20 Birchin Lane
Christian Søgaard-Christensen, CFO, tel.:	+45 3917 9200	London, EC3V 9DU, United Kingdom
Christian Mens, IR, tel.:	+45 3917 9231	Tel.: +44 203 713 4560
www.torm.com

Announcement no. 11 / 30 November 2017	TORM's 20-F US registration statement is effective	Page 1 of 2

ABOUT TORM
TORM is one of the world's leading carriers of refined oil products. The Company operates a fleet of 77 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM's shares are listed on Nasdaq Copenhagen (ticker: TRMD A). For further information, please visit www.torm.com.

SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "ton miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Announcement no. 11 / 30 November 2017	TORM's 20-F US registration statement is effective	Page 2 of 2